SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 19, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 8.01. Other Events and Regulation FD Disclosure

On January 19, 2005, FiberMark filed a notice extending the voting deadline on its Plan of Reorganization to Monday, January 24, 2005 at 4:00 P.M. (Exhibit 2.1).

On January 20, 2005, FiberMark distributed a press release regarding this notice, attached here as Exhibit 99.1, which shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set fort by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits

Exhibit 99.1   Press Release Dated January 20, 2005

Exhibit 2.1   Notice of Extension of Voting Deadline, Dated January 19, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: January 20, 2005   By: /s/ *John E. Hanley*

                                         John E. Hanley

                                         Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1*	Press Release Dated January 20, 2005
Exhibit 2.1*	Notice of Extension of Voting Deadline, Dated January 19, 2005

* Filed herewith

Exhibit 99.1

FOR IMMEDIATE RELEASE Contact: Janice C. Warren
                Director of Investor Relations and
                Corporate Communications
                802 257 5981

FIBERMARK, INC. EXTENDS VOTING ON PLAN OF REORGANIZATION TO JANUARY 24

BRATTLEBORO, Vt.—January 20, 2005—FiberMark, Inc. (OTCBB: FMKIQ) today announced that it has filed a notice extending the voting deadline on its Plan of Reorganization to January 24. Originally set for January 20, the deadline was extended to provide additional time to resolve the issues described in the notice filed with the U.S. Bankruptcy Court for the District of Vermont on January 17.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

# # #

Exhibit 2.1

UNITED STATES BANKRUPTCY COURT
DISTRICT OF VERMONT

In re:	)	
	)	
FiberMark, Inc.,	)	Case No. 04-10463 cab
FiberMark North America, Inc., and	)	*Chapter 11*
FiberMark International Holdings LLC,	)	Jointly Administered
	)	
Debtors.	)	

NOTICE OF EXTENSION OF VOTING DEADLINE
(MONDAY, JANUARY 24, 2005, AT 4:00 P.M. EASTERN TIME)

TO: Logan & Company, Inc., Voting Agent
        Holders of GECC Equipment Financing Claim, Class 4
        Holders of Banc One Equipment Financing Claim, Class 5
        Holders of Coated Paper Sale/Leaseback Claim, Class 6
        Holders of Lowville Grant Claims, Class 7
        Holders of Other Secured Claims, Class 8
        Holders of Noteholder Claims, Class 9
        Holders of General Unsecured Claims, Class 10

PLEASE TAKE NOTICE THAT pursuant to the authority granted to the

Debtors in the Order (i) Determining Dates, Procedures and Forms Applicable to

Solicitation Process, (ii) Establishing Vote Tabulation Procedures, (iii) Establishing

Objection Deadline and Scheduling Hearing to Consider Confirmation of Plan and

(iv) Extending Vt. LBR 3007-1(c) Deadline for Filing Claims Objections dated

December 9, 2004,[1] the Debtors hereby extend the Voting Deadline in favor of all

voting claimants to Monday, January 24, 2005, at 4:00 p.m. Eastern Time.

---

[1]   Paragraph 4 of the Order provides as follows: "The Debtors may extend the Voting Deadline in favor of any voter, any class of voters or all voters by filing notice of the extension(s) with the Court and by serving a copy of such notice(s) upon the Voting Agent. Ballots not received by the Voting Deadline, or by any extended voting deadline as provided for herein, shall not be counted." Under the Order, the Voting Deadline may not be extended to a date that is less than two full business days prior to the confirmation hearing, which is currently scheduled to commence on January 27, 2005.

Although the extension is granted to all voting claimants, the specific purpose of the extension is to provide additional time to resolve the issues described in the Debtors' Notice of Intent to (i) Withdraw Plan of Reorganization After Voting Deadline on January 20, 2005 if Class 9 Fails to Accept Plan and (ii) File Substantially Similar Plan With Changes Necessary to Obtain Acceptance of Plan by Class 9 and Remove Other Impediments to Plan Implementation dated January 17, 2005. The Debtors will defer a decision as to whether or not to withdraw the Plan until after the extended Voting Deadline of Monday, January 24, 2005, at 4:00 p.m. Eastern Time.

Dated: January 19, 2005

/s/   *Raymond J. Obuchowski*
Raymond J. Obuchowski (Bar ID 00502389)
Jennifer Emens-Butler (Bar ID 000845663)
OBUCHOWSKI & EMENS-BUTLER
P.O. Box 60, 1542 Vt. Rt. 107
Bethel, Vermont 05032
Telephone: (802) 234-6244
Facsimile: (802) 234-6245

-and-

D. J. Baker
Rosalie Walker Gray
SKADDEN, ARPS, SLATE, MEAGHER
   & FLOM LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000

Attorneys for Debtors and
Debtors-in-Possession